UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-09120

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

LONG ISLAND ELECTRIC UTILITY SERVCO LLC
INCENTIVE THRIFT PLAN II

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
80 PARK PLAZA
NEWARK, NEW JERSEY 07102

LONG ISLAND ELECTRIC UTILITY SERVCO LLC
INCENTIVE THRIFT PLAN II

TABLE OF CONTENTS

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1-2

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits (Modified Cash Basis) as of December 31, 2021 and 2020	3

Statement of Changes in Net Assets Available for Benefits (Modified Cash Basis) for the Year Ended December 31, 2021	4

NOTES TO FINANCIAL STATEMENTS (Modified Cash Basis) As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021	5-12

SUPPLEMENTAL SCHEDULE Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (Modified Cash Basis) as of December 31, 2021	13

SIGNATURE	14

EXHIBIT INDEX	15

All other schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of Long Island Electric Utility ServCo LLC
    Incentive Thrift Plan II:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Long Island Electric Utility ServCo LLC Incentive Thrift Plan II (the “Plan”) as of December 31, 2021 and 2020 and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2021, and the related notes (collectively referred to as, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2021 and 2020 and the changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2021, in conformity with the modified cash basis of accounting described in Note 2.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Modified Cash Basis of Accounting

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the Unites States of America. Our opinion is not modified with respect to this matter.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (held at end of year) (modified cash basis) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Kronick Kalada Berdy & Co., P.C.
We have served as the Plan’s auditor since 2015.
Kingston, Pennsylvania
June 28, 2022

LONG ISLAND ELECTRIC UTILITY SERVCO LLC
INCENTIVE THRIFT PLAN II

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)

	As of December 31,
	2021	2020
	(Thousands)
ASSETS
Investment at Fair Value:
Plan Interest in Master Employee Benefit Plan Trust (Note 3)	$352,079	$314,938
Total Investment	352,079	314,938
Receivable:
Notes Receivable from Participants	7,354	7,053
Total Receivable	7,354	7,053
Total Assets	359,433	321,991
LIABILITIES	—	—
NET ASSETS AVAILABLE FOR BENEFITS	$359,433	$321,991

See Notes to Financial Statements.

LONG ISLAND ELECTRIC UTILITY SERVCO LLC
INCENTIVE THRIFT PLAN II

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)
FOR THE YEAR ENDED DECEMBER 31, 2021

(Thousands)
ADDITIONS
Net Investment Income
Change in Plan Interest of Master Employee Benefit Plan Trust	$34,037
Interest on Notes Receivable from Participants	281
Total Net Investment Income	34,318
Deposits and Contributions
Participants	20,534
Rollovers	1,258
Total Deposits and Contributions	21,792
Total Additions	56,110
DEDUCTIONS
Benefit Payments to Participants	18,170
Administrative Expenses	119
Total Deductions	18,289
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS, PRIOR TO TRANSFERS	37,821
Transfers to Other Plan - Net	(379)
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	37,442
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	321,991
End of Year	$359,433

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

1.    DESCRIPTION OF THE PLAN

General

The following description of the Long Island Electric Utility ServCo LLC Incentive Thrift Plan II (“Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more information.

The Plan is a defined contribution retirement plan covering substantially all bargaining unit employees of Long Island Electric Utility ServCo LLC (“ServCo”) and ServCo is an indirect subsidiary of Public Service Enterprise Group Incorporated (“PSEG”). The ServCo Employee Benefits Committee (“Benefits Committee”) is the Named Fiduciary of the Plan and is responsible for controlling and managing its operation and administration ("Plan Administrator"). The ServCo Pension Investment Committee is the Named Fiduciary of the Plan responsible for management of the Plan investments and the selection and monitoring of the funds offered under the Plan. The Vanguard Group Inc. (“Trustee”) is responsible for the custody of the Plan’s assets. Vanguard Participant Services is the record-keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan’s assets are held in a trust account by the Trustee and consist of a divided interest in an investment account of the Master Employee Benefit Plan Trust (“Master Trust”), a Master Trust established by ServCo and administered by the Trustee.

Contributions and Investment Options

Each Participant enters into a contribution agreement in order to make pre-tax contributions and/or Roth 401(k) contributions (together “Elective Contributions”) and/or after-tax contributions, subject to certain Internal Revenue Code (“IRC”) limitations. A Participant may elect to make after-tax contributions from 1% to 15% of their annual eligible compensation. The combined limit for Elective Contributions and after-tax contributions cannot exceed 50% of the Participant’s annual eligible compensation. Participants may also rollover to the Plan eligible rollover distributions from other qualified plans and certain Individual Retirement Accounts. The employer may also make a qualified non-elective contribution (“QNEC”) to the Plan. All Participant and employer contributions are 100% vested in the Plan.

Participants may direct the investment of their accounts into various investment options offered by the Plan through the Master Trust. The Plan offers investment options in the Common Stock of PSEG ("PSEG Share Fund"), which has been designated as an Employee Stock Ownership Plan under section 4975(e) of the Code, and mutual funds consisting of various target-date funds and other collective investment funds.

Participant Accounts

Individual accounts are maintained for each Participant. Each Participant’s account consists of (a) Participant’s contributions, (b) applicable QNEC contributions, (c) earnings and/or losses, and (d) specific Participant transactions. The Participant’s account is reduced for certain administrative expenses. The benefit to which a Participant is entitled upon disability, retirement or termination of service, as applicable, or a beneficiary upon the death of a Participant is the benefit that can be provided from the Participant’s vested account.

Dividends on PSEG Common Stock held in the accounts of Participants who have elected to participate in the PSEG Share Fund will be reinvested in the PSEG Share Fund.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

Notes Receivable from Participants

Except as discussed in the following paragraph, Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance at the time the loan is originated. The loans are secured by the balance in the Participant’s account and existing loans bear interest at rates that at December 31, 2021, ranged from 3.25% to 9.25% which were commensurate with local prevailing rates at the time that the loan was originated, as determined, at such time by the Benefits Committee. Principal and interest is paid ratably through payroll deductions.

Participants may have no more than two loans outstanding at any one time.

These notes receivable are measured at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when incurred. No allowances for credit losses have been recorded as of December 31, 2021 and 2020. Delinquent loans are reclassified as distributions based upon terms of the Plan document.

Payment of Benefits

Upon termination of employment, a Participant may elect to receive an amount equal to the value of the interest in his or her account in either a total or partial lump-sum payment, or through various periodic installment methods (not less frequently than annually). If a Participant’s account balance is less than $1,000 at the time of termination or anytime thereafter, the Participant will receive an automatic lump-sum payment for the entire account balance. For termination due to death, the Participant’s beneficiary will receive a lump-sum distribution equal to the value of the Participant’s interest in their account. If a Participant is no longer working for ServCo or any member of the controlled group of corporations and has a balance in the Plan, they must begin to receive distributions from their account no later than April 1 following the calendar year in which they reach age 72.

A Participant who is an employee and who has attained age 59½ may withdraw all or a part of their vested account. A Participant who is currently an employee and who has not attained age 59½ may withdraw all or part of their after-tax contributions that have been in the Plan for more than two years. Elective Contributions may not be withdrawn during employment prior to age 59½ except for reasons of extraordinary financial hardship and to the extent permitted by the IRC (“hardship withdrawals”). Hardship withdrawals are subject to taxes and penalties.

Vesting

All Participant and employer contributions are 100% vested in the Plan.

Plan Amendments

The Plan was amended as of December 15, 2021 for an administrative clarification.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the modified cash basis of accounting, which is a basis of accounting other than generally accepted accounting principles in the United States (“GAAP”). The modified cash basis of accounting utilizes the cash basis of accounting while carrying investments at fair value and recording investment income on the accrual basis.

Use of Estimates

The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan permits Participants to select from among various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near-term and that such changes could materially affect Participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investment is in the Master Trust. The investments maintained in the Master Trust are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market Participants at the measurement date.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefit payments to Participants are recorded when paid.

Administrative Expenses of the Plan

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by ServCo. Expenses that are paid by ServCo are excluded from these financial statements. Fees related to the administration of notes receivable from Participants are charged directly to the Participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments. Certain expenses incurred with the general administration of the Plan, including taxes and brokerage costs, are recorded in the accompanying Statement of Changes in Net Assets Available for Benefits. Certain administrative functions performed by the officers and employees of ServCo are paid by the Employers (Note 6).

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

Coronavirus Impacts

The ongoing coronavirus pandemic has significantly impacted financial markets and the overall economy. The ultimate impact of the pandemic and the associated economic impacts on the Plan Sponsor and the Plan’s investment options, which could extend beyond the duration of the pandemic, is highly uncertain and cannot be predicted at this time.

Subsequent Events

The Plan has evaluated the effects of events that have occurred subsequent to December 31, 2021, through the filing date of this Form 11-K and have identified no subsequent events.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

3.    INVESTMENT OF THE PLAN AND THE LONG ISLAND ELECTRIC UTILITY SERVCO LLC INCENTIVE THRIFT PLAN I (THRIFT PLAN I) IN THE MASTER TRUST

Use of the Master Trust permits the commingling of trust assets with the assets of the Thrift Plan I for investment and administrative purposes. The Thrift Plan I is a defined contribution retirement plan available to non-represented employees of ServCo. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net assets and net income or loss of the investment account to the respective participating plans. The net assets and the net investment income or loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans. Assets and investment income of the Master Trust consist of:

	As of December 31,
	2021	2020
	(Thousands)
Investments of Master Trust at Fair Value:
Mutual Funds	$104,020	$526,806
Collective Investment Trusts	501,886	—
Commingled Bonds	13,468	15,265
Common Stock of PSEG*	9,484	7,993
Total Investments	$628,858	$550,064

		For the Year Ended
		December 31, 2021
		(Thousands)
Investment Income of Master Trust:
Net Appreciation in Fair Value of Mutual Funds		$47,070
Net Appreciation in Fair Value of Collective Investment Trusts		16,021
Net Depreciation in Fair Value of Commingled Bonds		(196)
Net Appreciation in Fair Value of Common Stock of PSEG*		1,201
Dividends from Common Stock of PSEG*		286
Total Investment Income, Net		$64,382

* Permitted party-in-interest transactions.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

The changes in net assets of the Master Trust for the year ended December 31, 2021 are summarized as follows:

(Thousands)
Changes in Net Assets:
Net Appreciation of Investments	$64,096
Dividends from Common Stock of PSEG*	286
Net Investment Income	64,382

Administrative Expenses	(196)
Net Transfers	14,608
Increase in Net Assets	78,794

Net Assets:
Beginning of Year	550,064
End of Year	$628,858

As of December 31, 2021 and 2020, the Plan’s interests in the assets of the Master Trust were as follows:

	As of December 31,
	2021	2020
	(Thousands)
Plan Interest in Master Employee Benefit Plan Trust:
Mutual Funds	$62,778	$304,091
Collective Investment Trusts	279,229	—
Commingled Bonds	6,870	8,091
Common Stock of PSEG*	3,202	2,756
Total Investments	$352,079	$314,938

* Permitted party-in-interest transactions.

4.    FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB Accounting Standard Codification 820 are described as follows:

•Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•Level 2—Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
•Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following tables present information about the Master Trust’s investments measured at fair value on a recurring basis as of December 31, 2021 and 2020, including the fair value measurements and the levels of inputs used in determining those fair values.

	Assets at Fair Value Measurements as of December 31, 2021
Description	Total	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Thousands)
Mutual Funds	$104,020	$104,020	$—	$—
Collective Investment Trusts	501,886	501,886	—	—
Commingled Bonds	13,468	13,468	—	—
Common Stock of PSEG	9,484	9,484	—	—
Total Investment in Master Trust at Fair Value	$628,858	$628,858	$—	$—

	Assets at Fair Value Measurements as of December 31, 2020
Description	Total	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Thousands)
Mutual Funds	$526,806	$526,806	$—	$—
Commingled Bonds	15,265	15,265	—	—
Common Stock of PSEG	7,993	7,993	—	—
Total Investment in Master Trust at Fair Value	$550,064	$550,064	$—	$—

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

Collective Investment Trusts: Have a NAV published daily. The Funds are redeemable daily without restrictions on purchases or redemptions.

Commingled bonds: Have a readily determinable fair value as the funds’ NAV is priced and published daily.  The funds are redeemable daily, without restriction, and are, therefore, considered Level 1.

Common Stock of PSEG: Valued at the closing price reported on the active market on which the individual security is traded.

5.    FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed ServCo by a letter dated March 16, 2015, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter to adopt IRS required amendments in connection with issuing the determination letter, the Plan Administrator and the Benefits Counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

The Plan Administrator is currently performing an internal audit of the Plan. The Plan Administrator will correct the errors, if any, that are discovered during the audit in accordance with the IRS correction program. If appropriate under the IRS correction program, the Plan Administrator will file a Voluntary Correction Program submission.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.    RELATED-PARTY TRANSACTIONS

Certain Plan investments are in the Common Stock of PSEG. Since PSEG is the parent of ServCo, the Plan Sponsor, these transactions qualify as party-in-interest transactions. Certain administrative functions are performed by the officers and employees of ServCo (who may also be Participants in the Plan) at no cost to the Plan.

As of December 31, 2021 and 2020, the Master Trust held 142,126 and 137,100 shares, respectively, of PSEG Common Stock, with a market value per share of $66.73 and $58.30, respectively.

For the year ended December 31, 2021, the Master Trust recorded dividend income of approximately $286,065 from PSEG Common Stock.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from ERISA’s rules on prohibited transactions.

7.    PLAN TERMINATION

Although it has not expressed any intent to do so, ServCo has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, Participants are 100% vested in their accounts.

LONG ISLAND ELECTRIC UTILITY SERVCO LLC
INCENTIVE THRIFT PLAN II
PLAN No. 003, EIN No. 45-4652143

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(MODIFIED CASH BASIS)
DECEMBER 31, 2021
(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value

*	Various Participants	Participant Loans (maturing 2022 to 2044 at interest rates of 3.25% to 9.25%), secured by Participant accounts	**	$7,354,145

*    Permitted party-in-interest transactions.
**    Cost information is not required for Participant-directed investments and loans, and therefore is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Long Island Electric Utility ServCo LLC
Incentive Thrift Plan II
(Name of Plan)

By:   /s/ Sheila Rostiac
Sheila Rostiac
Chairperson of Employee
Benefits Committee

Date: June 28, 2022

EXHIBIT INDEX

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm